Exhibit 99.2

SESA STERLITE LIMITED (Formerly known as Sesa Goa Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403001

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2014

PART I	(Rs in Crore except as stated)

		Quarter ended					Nine months ended			Year ended
S. No.	Particulars	31.12.2014 (Unaudited)		30.09.2014 (Unaudited)		31.12.2013 (Unaudited)	31.12.2014 (Unaudited)		31.12.2013 (Unaudited)	31.03.2014 (Audited)
1	Income from operations

	a) Net sales / income from operations (net of excise duty)	8,592.95		8,693.50		8,219.57	24,354.49		19,484.68	28,377.60

	b) Other operating income	38.60		41.75		55.09	116.97		118.72	158.93

	Total income from operations (net)	8,631.55		8,735.25		8,274.66	24,471.46		19,603.40	28,536.53

2	Expenses

	a) Cost of materials consumed	5,099.89		5,198.03		5,996.59	14,322.39		12,381.59	17,945.59

	b) Purchases of stock-in-trade	232.97		254.12		79.16	826.58		675.31	819.25

	c) Changes in inventories of finished goods, work-in-progress and stock in trade	(39.12)		(36.20)		(477.07)	(128.74)		(1,015.72)	(556.86)

	d) Employee benefits expense	145.08		166.58		140.34	460.03		423.41	559.08

	e) Depreciation and amortisation expense	407.08		402.42		403.87	1,208.95		1,103.26	1,504.79

	f) Power and fuel charges	1,125.55		1,224.69		1,124.11	3,439.27		3,622.90	4,673.67

	g) Exchange loss (net)	(0.09)		41.28		(115.50)	59.62		703.88	527.97

	h) Other expenses	616.77		586.19		545.23	1,854.81		1,462.89	2,255.91

	Total expenses	7,588.13		7,837.11		7,696.73	22,042.91		19,357.52	27,729.40

3	Profit from operations before other income, finance costs and exceptional items	1,043.42		898.14		577.93	2,428.55		245.88	807.13

4	Other income	67.53		1,024.50		773.56	1,760.61		1,702.06	1,817.06

5	Profit from ordinary activities before finance costs and exceptional items	1,110.95		1,922.64		1,351.49	4,189.16		1,947.94	2,624.19

6	Finance costs	851.57		996.42		946.31	2,833.32		2,598.70	3,564.96

7	Profit / (loss) from ordinary activities after finance costs but before exceptional items	259.38		926.22		405.18	1,355.84		(650.76)	(940.77)

8	Exceptional items (Refer note 5)	—		2.43		—	2.43		—	130.88

9	Profit / (loss) from ordinary activities before tax	259.38		923.79		405.18	1,353.41		(650.76)	(1,071.65)

10	Tax expense/(credit) (including deferred tax and net of MAT credit entitlement)	—		—		(451.31)	—		(2,052.96)	(2,147.74)

11	Net profit from ordinary activities after tax	259.38		923.79		856.49	1,353.41		1,402.20	1,076.09

12	Extraordinary items (net of tax expense)	—		—		—	—		—	—

13	Net profit for the period / year	259.38		923.79		856.49	1,353.41		1,402.20	1,076.09

14	Paid-up equity share capital (face value of Re 1 each)	296.50		296.50		296.50	296.50		296.50	296.50

15	Reserves excluding revaluation reserves as per balance sheet of previous accounting year									33,382.32

16	Earnings per share (Rs) (not annualised)*

	-Basic	0.87	*	3.12	*	2.89 *	4.56	*	4.79 *	3.67

	-Diluted	0.87	*	3.12	*	2.75 *	4.56	*	4.79 *	3.67

PART II - Select Information

		Quarter ended			Nine months ended		Year ended
S. No.	Particulars	31.12.2014	30.09.2014	31.12.2013	31.12.2014	31.12.2013	31.03.2014
A	PARTICULARS OF SHAREHOLDING

1	Public Shareholding (excluding shares against which ADRs are issued)

	- Number of Shares	978,582,499	985,156,187	1,078,901,870	978,582,499	1,078,901,870	1,086,220,062

	- Percentage of Shareholding	33.01%	33.23%	36.39%	33.01%	36.39%	36.64%

2	Promoters and Promoter Group Shareholding (Excluding shares against which ADRs are issued) $

(a)	Pledged/Encumbered

	- Number of Shares	—	—	—	—	—	—

	- Percentage of shares	—	—	—	—	—	—

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	—	—	—	—	—	—

	(as a % of the total share capital of the Company)

(b)	Non-encumbered

	- Number of Shares	1,764,732,660	1,754,075,500	1,629,343,945	1,764,732,660	1,629,343,945	1,629,343,945

	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	59.52%	59.17%	54.96%	59.52%	54.96%	54.96%

	(as a % of the total share capital of the Company)

$	The Promoter and Promoter group in addition to the equity shareholding also hold 3.35% of the equity capital in the form of ADR represented by 99,292,708 equity shares as on December 31, 2014.

The balance ADR of 4.12 % represented by 122,081,572 equity shares are held by CITI Bank as custodian.

Allotment in respect of 315,432 equity shares to the shareholders of erstwhile Sterlite Industries (India) Limited have been kept in abeyance.

	Particulars	Quarter ended 31.12.2014
B	INVESTOR COMPLAINTS

	Pending at the beginning of the quarter	—

	Received during the quarter	9

	Disposed of during the quarter	9

	Remaining unresolved at the end of the quarter	—

					(Rs in Crore)

		Quarter ended			Nine months ended		Year ended
S. No.	Segment Information	31.12.2014 (Unaudited)	30.09.2014 (Unaudited)	31.12.2013 (Unaudited)	31.12.2014 (Unaudited)	31.12.2013 (Unaudited)	31.03.2014 (Audited)

1	Segment Revenue
a)	Copper	5,090.93	5,234.01	5,505.62	14,152.07	10,771.14	16,460.70
b)	Iron Ore	70.74	110.27	5.56	263.57	19.08	25.29
c)	Aluminium	2,381.99	2,298.65	1,836.54	6,799.39	5,416.56	7,546.97
d)	Power	662.28	577.02	595.47	1,897.36	2,195.73	2,735.20
e)	Others	574.02	629.88	427.61	1,743.61	1,486.10	2,178.25

	Total	8,779.96	8,849.83	8,370.80	24,856.00	19,888.61	28,946.41

Less:	Inter Segment Revenue	187.01	156.33	151.23	501.51	403.93	568.81

	Net Sales/Income from Operations	8,592.95	8,693.50	8,219.57	24,354.49	19,484.68	28,377.60

2	Segment Results
	(Profit / (loss) before tax and interest)
a)	Copper	522.71	503.47	302.86	1,133.54	520.78	873.18
b)	Iron Ore	(72.49)	(3.90)	(63.63)	(99.97)	(216.71)	(324.17)
c)	Aluminium	468.42	306.68	139.76	1,000.66	270.88	503.87
d)	Power	53.02	66.73	79.54	265.07	364.80	250.29
e)	Others	92.65	88.56	24.98	236.82	30.19	48.83

	Total	1,064.31	961.54	483.51	2,536.12	969.94	1,352.00

Less:	Finance costs	851.57	996.42	946.31	2,833.32	2,598.70	3,564.96
Add:	Other unallocable income net off expenses	46.64	961.10	867.98	1,653.04	978.00	1,272.19
Less:	Exceptional items (Refer note 5)	—	2.43	—	2.43	—	130.88

	Profit / (loss) before tax	259.38	923.79	405.18	1,353.41	(650.76)	(1,071.65)

3	Capital Employed
	(Segment assets less Segment liabilities)
a)	Copper	4,714.22	5,075.70	5,277.26	4,714.22	5,277.26	4,751.79
b)	Iron Ore	1,715.96	1,673.51	1,611.57	1,715.96	1,611.57	1,634.42
c)	Aluminium	28,918.26	28,999.56	29,111.07	28,918.26	29,111.07	28,816.92
d)	Power	7,613.27	7,523.60	7,406.70	7,613.27	7,406.70	7,384.42
e)	Others	1,129.94	1,082.87	1,153.54	1,129.94	1,153.54	1,177.02
f)	Unallocated	(9,735.95)	(9,753.02)	(10,082.52)	(9,735.95)	(10,082.52)	(10,085.75)

	Total	34,355.70	34,602.22	34,477.62	34,355.70	34,477.62	33,678.82

The main business segments are (a) Copper which consist manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (b) Iron ore (c) Aluminium which consist of manufacturing of alumina and various aluminium products (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment which comprise of pig iron and metallurgical coke. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Notes:-

1	The above results for the quarter and nine months ended December 31, 2014 have been reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on January 29, 2015. The statutory auditors of the Company have carried out a limited review of these results.

2	The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) had been sanctioned by the Honorable High Court of Madras and the Honorable High Court of Judicature of Bombay at Goa. The Scheme had been given effect to in the quarter ended September 30, 2013.

Subsequent to, the effectiveness of the Scheme, the Commissioner of income tax, Goa and the Ministry of Corporate Affairs have challenged the orders of the High Court of Judicature of Bombay at Goa by way of a Special Leave Petition before the Supreme Court. Further, a creditor and a shareholder have challenged the order of the High Court of Madras. The said petitions have not yet been admitted pending hearing.

3	The Honorable Supreme Court vide its judgment dated April 21, 2014 had lifted the ban on mining in the State of Goa, subject to certain conditions. In pursuance of the said judgment, the State government of Goa has on October 1, 2014 announced the Goa Grant of Mining Leases Policy, 2014 and it has consequently on January 15, 2015 also revoked its earlier order dated September 10, 2012 on temporary suspension of mining operations in the State of Goa. The State Government has since renewed all the mining leases of the Company. The Company is in the process of obtaining other approvals and clearances necessary for resumption of operations and expects to restart mining activities in the near future.

4	With regard to the alumina refinery expansion project at Lanjigarh, post successful completion of public hearing held on July 30, 2014, the matter is under consideration with Expert Advisory Committee (EAC) for grant of environmental clearance. Pending the same, the expansion project continues to be on hold.

5	Exceptional items for the nine months ended December 31, 2014 include Rs. 2.43 Crore towards provision recognised in respect of investment in coal block allotted to the Company, due to cancellation of coal blocks by the Supreme Court of India.

6	Previous Period / Year figures have been regrouped / rearranged wherever necessary to conform to current period presentation.

By Order of the Board

Place: Mumbai	Thomas Albanese
Dated : January 29, 2015	Chief Executive Officer & Whole Time Director

SESA STERLITE LIMITED (Formerly known as Sesa Goa Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403001

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2014

PART I	(Rs. in Crore except as stated)

		Quarter ended						Nine months ended				Year ended
S. No.	Particulars	31.12.2014 (Unaudited)		30.09.2014 (Unaudited)		31.12.2013 (Unaudited)		31.12.2014 (Unaudited)		31.12.2013 (Unaudited)		31.03.2014 (Audited)
1	Income from operations

	a) Net sales / income from operations (net of excise duty)	19,128.21		19,448.14		19,414.34		55,631.85		44,948.66		65,733.28

	b) Other operating income	90.69		101.24		108.65		273.09		309.34		419.13

	Total income from operations (net)	19,218.90		19,549.38		19,522.99		55,904.94		45,258.00		66,152.41

2	Expenses

	a) Cost of materials consumed	6,438.16		6,644.92		7,179.60		18,499.35		15,962.34		23,134.53

	b) Purchases of stock-in-trade	136.96		186.04		79.15		500.85		592.23		736.17

	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(212.77)		(184.75)		(552.90)		(523.79)		(1,291.33)		(772.02)

	d) Employee benefits expense	677.71		773.56		796.93		2,103.07		2,114.05		2,763.99

	e) Depletion, depreciation and amortisation expense (including Goodwill on consolidation)	2,327.94		2,003.28		2,004.13		6,395.64		4,889.08		6,882.32

	f) Power and fuel charges	2,105.10		2,110.60		1,852.97		6,024.63		5,539.00		7,315.88

	g) Exchange loss / (gain)- (net)	—		—		(81.84)		—		705.05		735.09

	h) Other expenses	3,927.17		3,736.91		3,676.98		11,270.28		8,807.96		12,675.88

	Total expenses	15,400.27		15,270.56		14,955.02		44,270.03		37,318.38		53,471.84

3	Profit from operations before other income, finance costs and exceptional items	3,818.63		4,278.82		4,567.97		11,634.91		7,939.62		12,680.57

4	a) Other income	428.88		686.11		389.91		2,325.39		1,309.82		2,073.47

	b) Exchange gain (net)	393.19		259.97		—		794.57		—		—

5	Profit from ordinary activities before finance costs and exceptional items	4,640.70		5,224.90		4,957.88		14,754.87		9,249.44		14,754.04

6	Finance costs	1,329.26		1,471.60		1,529.81		4,337.97		3,557.69		5,094.41

7	Profit from ordinary activities after finance costs but before exceptional items	3,311.44		3,753.30		3,428.07		10,416.90		5,691.75		9,659.63

8	Exceptional items (Refer note 5 & 6)	—		45.46		—		1,672.85		—		167.10

9	Profit from ordinary activities before tax	3,311.44		3,707.84		3,428.07		8,744.05		5,691.75		9,492.53

10	Tax expense/(credit) (including deferred tax and net of MAT credit entitlement)	477.64		560.12		(138.54)		1,399.40		(1,174.68)		(846.85)

11	Net profit from ordinary activities after tax	2,833.80		3,147.72		3,566.61		7,344.65		6,866.43		10,339.38

12	Extraordinary items (net of tax expense)	—		—		—		—		—		—

13	Net profit for the period / year	2,833.80		3,147.72		3,566.61		7,344.65		6,866.43		10,339.38

14	Share of profit / (loss) of associates	(0.01)		—		(0.29)		0.26		1,081.58		1,081.93

15	Minority interest	1,246.29		1,528.43		1,698.03		3,762.56		3,271.05		5,122.80

16	Net profit after taxes, minority interest and consolidated share in profit of associates	1,587.50		1,619.29		1,868.29		3,582.35		4,676.96		6,298.51

17	Net profit after taxes, minority interest and consolidated share in profit of associates but before exceptional items	1,587.50		1,639.93		1,868.29		4,568.66		4,676.96		6,465.61

18	Paid-up equity share capital (Face value of Re 1 each)	296.50		296.50		296.50		296.50		296.50		296.50

19	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year											72,712.16

20	Earnings per share before exceptional items (Rs) (not annualised)*

	-Basic	5.35	*	5.53	*	6.30	*	15.41	*	15.99	*	22.03

	-Diluted	5.35	*	5.53	*	6.07	*	15.41	*	15.99	*	22.03

21	Earnings per share after exceptional items (Rs) (not annualised)*

	-Basic	5.35	*	5.46	*	6.30	*	12.08	*	15.99	*	21.46

	-Diluted	5.35	*	5.46	*	6.07	*	12.08	*	15.99	*	21.46

PART II - Select Information

		Quarter ended			Nine months ended		Year ended
S. No.	Particulars	31.12.2014	30.09.2014	31.12.2013	31.12.2014	31.12.2013	31.03.2014
A	PARTICULARS OF SHAREHOLDING

1	Public Shareholding (excluding shares against which ADRs are issued)

	- Number of Shares	978,582,499	985,156,187	1,078,901,870	978,582,499	1,078,901,870	1,086,220,062

	- Percentage of Shareholding	33.01%	33.23%	36.39%	33.01%	36.39%	36.64%

2	Promoters and Promoter Group Shareholding (Excluding shares against which ADRs are issued) $

(a)	Pledged/Encumbered

	- Number of Shares	—	—	—	—	—	—

	- Percentage of shares	—	—	—	—	—	—

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	—	—	—	—	—	—

	(as a % of the total share capital of the Company)

(b)	Non-encumbered

	- Number of Shares	1,764,732,660	1,754,075,500	1,629,343,945	1,764,732,660	1,629,343,945	1,629,343,945

	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	59.52%	59.17%	54.96%	59.52%	54.96%	54.96%

	(as a % of the total share capital of the Company)

$	The Promoter and Promoter group in addition to the equity shareholding also hold 3.35% of the equity capital in the form of ADR represented by 99,292,708 equity shares as on December 31, 2014.

The balance ADR of 4.12 % represented by 122,081,572 equity shares are held by CITI Bank as custodian.

Allotment in respect of 315,432 equity shares to the shareholders of erstwhile Sterlite Industries (India) Limited have been kept in abeyance.

	Particulars	Quarter ended 31.12.2014
B	INVESTOR COMPLAINTS

	Pending at the beginning of the quarter	—

	Received during the quarter	9

	Disposed of during the quarter	9

	Remaining unresolved at the end of the quarter	—

(Rs. in Crore)

		Quarter ended			Nine months ended		Year ended
S. No.	Segment Information	31.12.2014 (Unaudited)	30.09.2014 (Unaudited)	31.12.2013 (Unaudited)	31.12.2014 (Unaudited)	31.12.2013 (Unaudited)	31.03.2014 (Audited)

1	Segment Revenue
a)	Oil & Gas	3,503.64	3,981.90	4,999.87	11,968.27	6,854.75	11,903.73
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	3,499.78	3,368.76	3,055.88	9,454.69	8,594.37	11,778.26
	(ii) Silver - India	282.84	312.95	331.81	913.48	1,127.76	1,502.79
	(iii) Zinc - International	1,106.57	987.04	764.43	2,958.70	2,849.33	4,014.85

	Total	4,889.19	4,668.75	4,152.12	13,326.87	12,571.46	17,295.90
c)	Iron Ore	72.11	112.92	7.82	270.33	21.24	30.89
d)	Copper	5,865.21	6,284.39	6,599.11	17,002.82	13,875.99	20,593.70
e)	Aluminium	3,502.52	3,210.53	2,594.33	9,364.04	7,756.80	10,778.79
f)	Power	1,077.08	931.48	831.05	2,991.44	3,003.04	3,795.09
g)	Others	628.45	680.28	472.26	1,899.37	1,578.22	2,306.01

	Total	19,538.20	19,870.25	19,656.56	56,823.14	45,661.50	66,704.11

Less:	Inter Segment Revenue	409.99	422.11	242.22	1,191.29	712.84	970.83

	Net sales/income from operations	19,128.21	19,448.14	19,414.34	55,631.85	44,948.66	65,733.28

2	Segment Results
	(Profit / (loss) before tax and interest)
a)	Oil & Gas	782.95	1,611.29	2,513.99	4,365.95	3,580.53	6,164.77
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,688.83	1,522.44	1,336.74	4,151.29	3,664.34	4,947.48
	(ii) Silver - India	206.19	235.24	293.39	627.35	876.79	1,131.81
	(iii) Zinc - International	172.92	138.10	(33.86)	342.87	79.13	330.28

	Total	2,067.94	1,895.78	1,596.27	5,121.51	4,620.26	6,409.57
c)	Iron Ore	(100.61)	(31.56)	(97.80)	(185.38)	(315.81)	(456.04)
d)	Copper	466.70	396.91	285.45	885.32	494.38	764.95
e)	Aluminium	501.87	254.86	148.51	1,010.82	355.71	606.08
f)	Power	84.36	111.64	97.97	385.28	524.92	430.52
g)	Others	104.10	96.00	27.31	265.35	31.48	48.83

	Total	3,907.31	4,334.92	4,571.70	11,848.85	9,291.47	13,968.68

Less:	Finance costs	1,329.26	1,471.60	1,529.81	4,337.97	3,557.69	5,094.41
Add:	Other unallocable income net off expenses	733.39	889.98	386.18	2,906.02	(42.03)	785.36

	Profit before tax and exceptional items	3,311.44	3,753.30	3,428.07	10,416.90	5,691.75	9,659.63

Less:	Exceptional items (Refer note 5 & 6)	—	45.46	—	1,672.85	—	167.10

	Profit before tax	3,311.44	3,707.84	3,428.07	8,744.05	5,691.75	9,492.53

3	Capital Employed
	(Segment assets less Segment liabilities)
a)	Oil & Gas	45,324.78	46,305.31	47,598.39	45,324.78	47,598.39	48,269.46
b)	Zinc, Lead and Silver
	(i) Zinc - India	11,875.04	11,431.27	10,751.49	11,875.04	10,751.49	11,104.03
	(ii) Zinc - International	2,294.80	2,474.07	3,190.68	2,294.80	3,190.68	2,716.52

	Total	14,169.84	13,905.34	13,942.17	14,169.84	13,942.17	13,820.55
c)	Iron Ore	4,986.17	4,925.02	4,914.53	4,986.17	4,914.53	4,861.93
d)	Copper	6,436.84	6,578.88	6,712.78	6,436.84	6,712.78	6,384.09
e)	Aluminium	40,126.88	40,012.78	39,905.67	40,126.88	39,905.67	39,552.34
f)	Power	17,967.69	17,503.11	16,143.32	17,967.69	16,143.32	16,478.24
g)	Others	1,814.33	1,770.31	1,832.18	1,814.33	1,832.18	1,812.29
h)	Unallocated	(22,228.43)	(23,758.68)	(28,042.64)	(22,228.43)	(28,042.64)	(24,372.79)

	Total	108,598.10	107,242.07	103,006.40	108,598.10	103,006.40	106,806.11

The main business segments are, (a) Oil & Gas which consists of exploration, development and production of oil and gas (b) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (c) Iron ore (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment which comprise of pig iron, metallurgical coke, port/berth, paper, etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Notes:-

1	The above results for the quarter and nine months ended December 31, 2014 have been reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on January 29, 2015. The statutory auditors of the Company have carried out a limited review of these results.

2	The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) had been sanctioned by the Honorable High Court of Madras and the Honorable High Court of Judicature of Bombay at Goa. The Scheme had been given effect to in the quarter ended September 30, 2013.

Subsequent to, the effectiveness of the Scheme, the Commissioner of income tax, Goa and the Ministry of Corporate Affairs have challenged the orders of the High Court of Judicature of Bombay at Goa by way of a Special Leave Petition before the Supreme Court. Further, a creditor and a shareholder have challenged the order of the High Court of Madras. The said petitions have not yet been admitted pending hearing.

3	The Honorable Supreme Court vide its judgment dated April 21, 2014 had lifted the ban on mining in the State of Goa, subject to certain conditions. In pursuance of the said judgment, the State government of Goa has on October 1, 2014 announced the Goa Grant of Mining Leases Policy, 2014 and it has consequently on January 15, 2015 also revoked its earlier order dated September 10, 2012 on temporary suspension of mining operations in the State of Goa. The State Government has since renewed all the mining leases of the Company. The Company is in the process of obtaining other approvals and clearances necessary for resumption of operations and expects to restart mining activities in the near future.

4	With regard to the alumina refinery expansion project at Lanjigarh, post successful completion of public hearing held on July 30, 2014, the matter is under consideration with Expert Advisory Committee (EAC) for grant of environmental clearance. Pending the same, the expansion project continues to be on hold.

5	The Company’s subsidiary, Cairn India Limited has changed the method of depreciation on some of its oil and gas assets from ‘Straight Line’ method to the ‘Unit of Production’ method so as to be in compliance with the requirements of ‘Guidance Note on Accounting for Oil and Gas Producing Activities (Revised 2013)’ issued by the Institute of Chartered Accountants of India. The additional charge due to the same for the period up to March 31, 2014, amounting to Rs. 1,627.39 Crore (net of tax credit of Rs. 500.41 Crore), has been disclosed as an exceptional item. Consequently, the depreciation charge for the current quarter and nine months ended December 31, 2014 is higher by Rs. 140.37 Crore and Rs. 294.13 Crore respectively and the profit after tax is lower by Rs. 86.06 Crore and Rs. 180.35 Crore respectively due to the aforementioned change.

6	Exceptional items for the nine months ended December 31, 2014 also include Rs. 45.46 Crore provision recognised in respect of expenditure incurred on three coal blocks allotted to the Company and its subsidiaries, due to cancellation of coal blocks by the Supreme Court of India.

7	Previous Period / Year figures have been regrouped / rearranged wherever necessary to conform to current period presentation.

8	The Company has opted to publish only Consolidated Financial results. Standalone results of the Company are available on Company’s website www.sesasterlite.com. Additional information on standalone basis are as follows:

(Rs. in Crore)

	Quarter ended			Nine months ended		Year ended
Particulars	31.12.2014 (Unaudited)	30.09.2014 (Unaudited)	31.12.2013 (Unaudited)	31.12.2014 (Unaudited)	31.12.2013 (Unaudited)	31.03.2014 (Audited)
Net sales / income from operations	8,592.95	8,693.50	8,219.57	24,354.49	19,484.68	28,377.60
Exchange loss / (gain) - (net)	(0.09)	41.28	(115.50)	59.62	703.88	527.97
Profit / (loss) before tax and exceptional items	259.38	926.22	405.18	1,355.84	(650.76)	(940.77)
Exceptional items	—	2.43	—	2.43	—	130.88
Profit / (loss) after exceptional items and before tax	259.38	923.79	405.18	1,353.41	(650.76)	(1,071.65)
Profit after exceptional items and tax	259.38	923.79	856.49	1,353.41	1,402.20	1,076.09

9	Additional information by way of a press release and proforma numbers (not reviewed by statutory auditors) are available on Company’s website www.sesasterlite.com.

By Order of the Board

Place: Mumbai	Thomas Albanese
Dated : January 29, 2015	Chief Executive Officer & Whole Time Director